UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

March 24, 2014

Commission File No.: 000-30688

NOVA MEASURING INSTRUMENTS LTD.
(Translation of registrant’s name into English)

Building 22 Weizmann Science Park, Rehovot
P.O.B 266
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled: “Nova Announces $12 Million Share Repurchase Program”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 24, 2014	NOVA MEASURING INSTRUMENTS LTD. (Registrant) By: /s/ Dror David —————————————— Dror David Chief Financial Officer

Company Contact: Dror David, Chief Financial Officer Nova Measuring Instruments Ltd. Tel: +972-73-229-5833 E-mail: info@novameasuring.com www.novameasuring.com	Investor Relations Contacts: Hayden/ MS-IR LLC Miri Segal Tel: +917-607-8654 E-mail: msegal@ms-ir.com Or David Fore Tel: +206-395-2711 E-mail: dave@haydenir.com

Nova Announces $12 Million Share Repurchase Program

Rehovot, Israel – March 24, 2014 - Nova Measuring Instruments Ltd. (Nasdaq: NVMI), provider of leading edge stand alone metrology and the market leader of integrated metrology solutions to the semiconductor process control market, announced today that its Board of Directors has approved $12 million share repurchase program, to commence following the expiration of the current quarterly black-out period.

Share repurchases, if any, will be funded with available cash. Repurchases of the Company's ordinary shares will be made through open market purchases at prevailing market prices. The timing, volume and nature of share repurchases are subject to market prices and conditions, applicable securities laws and other factors, and are at the discretion of the Company's board of directors. Share repurchases may be commenced, suspended or discontinued at any time.

"Following a profitable and successful year, in which we continued to grow our cash reserves, we have decided to establish a share repurchase program," said Eitan Oppenhaim, President and CEO of Nova. "We continuously outperform the market, and this program is part of our overall strategic plan to further strengthen the company’s position in the market. As we execute this plan, we will have more than ample funds available to continue to innovate and diversify our products offering, as well as to pursue opportunistic M&A activities, all while sustaining our continuous growth.”

About Nova: Nova Measuring Instruments Ltd. develops, produces and markets advanced integrated and stand alone metrology solutions for the semiconductor manufacturing industry. Nova is traded on the NASDAQ & TASE under the symbol NVMI. The Company's website is: www.novameasuring.com

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to the proposed share repurchase program, including statements with respect to the timing and total funds to be used under the proposed share repurchase program. Such statements are based on management's current expectations and are subject to a number of uncertainties and risks, which could cause actual outcomes to differ materially from those described in the forward-looking statements. We cannot guarantee the future results of the share repurchase program. The matters discussed in this press release also involve risks and uncertainties summarized under the heading “Risk Factors” in Nova’s Annual Report on Form 20-F for the year ended December 31, 2013 filed with the Securities and Exchange Commission on February 28, 2014. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Measuring Instruments Ltd. does not assume any obligation to update the forward-looking information contained in this press release.